82-2313

03 SEP -8 AM 7:21

ERG GROUP

Your ref
Our ref CMP-0014-01

28 August 2003

03029894

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs ERG Ltd

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange yesterday:

- Announcement headed "ERG Receives Sign-off on Phase 1 for San Francisco Translink Smart Card Project".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr280803.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/08/2003

TIME: 11:29:56

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Receives sign-off on Phase1 for San Francisco Translink Proj

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

27/08/2003 09:30

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release - San Fran (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 73371 as follows:
Release Time: 27-Aug-2003 11:29:46
ASX Code: ERG
File Name: 73371.pdf
Your Announcement Title: ERG Receives Sign-off on Phase 1 for San Francisco Translink



73371.pdf

DATE	27 August 2003	
CONTACTS	Australia Shaun Duffy	United States Dave Murray – Neale–May & Partners
PHONE	+61 8 9273 1879	+1 650 328 5555 / 5114
EMAIL	sduffy@erggroup.com	dmurray@nealemay.com

ERG
GROUP

MEDIA RELEASE

ERG Receives Sign-off on Phase 1 for San Francisco TransLink® Smart Card Project

Competitor Court Action Dismissed and Equipment Order Received to Launch Full System Implementation

San Francisco, CA (27 August 2003) – ERG Transit Systems Inc (ERG), a member of the ERG Group—a global leader in smart card based fare collection and management systems—today applauded a decision by the California Superior Court to dismiss a lawsuit by Cubic Transportation Services that sought to block continuation of the San Francisco Bay Area's TransLink® project. In addition, ERG announced that the Bay Area's Metropolitan Transportation Commission (MTC) has granted final acceptance of Phase 1 of the TransLink® project and moved forward with an order for over 4,000 pieces of equipment needed to launch full system implementation.

TransLink® is the largest regional smart card based transit fare collection system in the United States. It will provide a single payment system encompassing all major transit systems operating in the San Francisco Bay Area, including buses, ferries, and light, medium and heavy rail systems. When fully operational, TransLink® is expected to handle more than 25 million smart card transactions every month. Passengers will be able to use a single smart card to pay their fare for any transit system in the Bay Area. ERG will process all transactions and settle payments among operators daily.

California Superior Court Judge Kevin McCarthy in San Francisco dismissed the lawsuit by Cubic against the MTC, finding that Cubic was not an "interested party" in the TransLink® project. ERG joined efforts by the project's prime contractor, Motorola, and MTC, in defending the lawsuit.

"We're thrilled the court has rejected an action by our competitor to attempt to delay a project that clearly benefits commuters in the Bay Area," said Mike Nash, General Manager of ERG's American operations. "We are also pleased the MTC is taking the next significant step in realizing an integrated regional transit and fare collection system. This is another strong indication that integrated transit is the choice of consumers. The ability to use one fare payment media everywhere is as appealing to transit riders as it is to credit cardholders."

Phase 1 of the TransLink® pilot project, which was granted final acceptance by the MTC this month, was an outstanding success among transit patrons and system operators. This initial phase involved select bus, ferry and light, medium and heavy rail routes within the Bay Area's six largest transit operators. It included the implementation of a central clearing

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



ERG gets Sign-off on Phase 1 for San Francisco TransLink® Smart Card Project

house based in Concord, California, to process transactions and settle payments, and the creation of a customer service center. It also involved installation of more than 1,500 pieces of equipment, including fare payment processors, add-value machines, portable hand-held readers, ticket office terminals and point-of-sale devices for retail outlets.

"The pilot phase of the TransLink® project has provided strong proof of the concept. Participants have been enthusiastic and highly supportive of a Bay Area-wide implementation," said Randy Rentschler Manager of Legislation and Public Affairs at the MTC. "The TransLink® project will deliver significant efficiencies for system operators and tremendous convenience for riders."

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and technologically advanced smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 800 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has delivered systems that support more than 20 million smart cards. ERG is an Australian-based company, listed on the Australian Stock Exchange.